W.P. STEWART & CO., LTD.                                            Exhibit 99.1

                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
           NET INCOME FOR THIRD QUARTER AND FIRST NINE MONTHS OF 2002
                       OF $14.0 MILLION AND $46.1 MILLION

                  Diluted earnings per share of $0.31 and $0.99
            for the third quarter and first nine months, respectively

31 October 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $14.0 million, or $0.31 per share (diluted) and $0.32 per share (basic), for the third quarter ended 30 September 2002. This compares with net income in the third quarter of the prior year of $19.7 million or $0.42 per share (diluted) and $0.46 per share (basic).

Third Quarter 2002 Highlights

For the third quarter of 2002 there were 45,449,921 common shares outstanding on a weighted average diluted basis compared to 46,450,956 common shares outstanding for the third quarter of 2001 on the same weighted average diluted basis.

Net income for the quarter ended 30 September 2002, adjusted to include non-cash expenses such as depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $15.9 million, or $0.35 per share (diluted), compared with $21.4 million, or $0.46 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $7.3 billion, reflecting a decline of $1.0 billion or 12.1% from the end of the prior quarter, and a decline of 11% from $8.2 billion at 30 September 2001.

Nine Month Results

For the nine months ended 30 September 2002, net income was down 26.6% to $46.1 million, or $0.99 per share (diluted) and $1.05 per share (basic), on revenues of $108.3 million. Net income for the nine months ended 30 September 2001 was $62.8 million, or $1.34 per share (diluted) and $1.45 (basic), on revenues of $125.3 million.

Cash earnings for the nine months ended 30 September 2002 were $51.7 million, or $1.12 per share (diluted), versus $67.8 million, or $1.44 per share (diluted), in the same period of the prior year.

For the nine months ended 30 September 2002, there were 46,381,845 common shares outstanding on a weighted average diluted basis compared to 46,994,225 common shares outstanding for the same period in 2001 on the same weighted average diluted basis.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the third quarter of 2002 was -11.9% pre-fee and -12.3% post-fee. For the nine months ended 30 September 2002, the Company's performance was -18.7% pre-fee and -19.6% post-fee.

W.P. Stewart's five-year performance record for the period ended 30 September 2002 averaged 3.5% pre-fee (2.2% post-fee), compounded annually.

Assets Under Management

Assets under management (AUM) at quarter-end were approximately $7.3 billion, compared with approximately $8.2 billion reported for the quarter ended 30 September 2001 and approximately $8.3 billion for the quarter ended 30 June 2002.

Net flows of AUM for the quarter ended 30 September 2002 were +$13 million, compared with +$50 million in the comparable quarter of 2001 and net flows of +$39 million in the second quarter of 2002.

Net flows of AUM for the nine months ended 30 September 2002 and 2001 were -$27 million and -$221 million, respectively.

In the third quarter of 2002, net cash inflows from existing accounts were approximately $13 million compared with inflows of approximately $91 million in the third quarter of 2001. Net cash flows from existing accounts for the nine months ended 30 September 2002 were +$15 million compared to net outflows of $86 million in the nine months ended 30 September 2001.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately flat for the quarter compared to a decline of approximately $41 million for the same quarter of the prior year. Net new flows were approximately -$42 million and approximately -$135 million for the nine months ended 30 September 2002 and 2001, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 27-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Revenues and Profitability

Revenues were $34.5 million for the quarter ended 30 September 2002, down 10.1%, from $38.4 million, for the same quarter in 2001. Revenues for the nine months ended 30 September 2002 and 2001 were $108.3 million and $125.3 million, respectively.

The average gross management fee was 1.23% for the quarter ended 30 September 2002 and 1.23 % for the nine months ended 30 September 2002, compared to 1.26% and 1.25% for the comparable periods of the prior year. The decline in the average gross fee reflects a slight change in account mix.

Total operating expenses increased 13.9%, to $18.8 million, for the third quarter 2002, from $16.5 million in the same quarter of the prior year. Total operating expenses were $56.8 million and $55.5 million for the nine months ended 30 September 2002 and 2001, respectively.

Pre-tax income, at $15.8 million, was 45.7% of gross revenues for the quarter ended 30 September 2002 compared to $21.9 million or 57.1% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $51.4 million (47.5% of gross revenues) for the nine months ended 30 September 2002, and $69.8 million (55.7% of gross revenues) for the nine months ended 30 September 2001.

The Company's provision for taxes for the quarter ended 30 September 2002 was $1.8 million versus $2.2 million in the comparable quarter of the prior year, and was $5.3 million versus $7.0 million for the nine months ended 30 September 2002 and 2001, respectively. The effective tax rate for the third quarter of 2002 was 11.2% and 10.4% for the nine months ended 30 September 2002. This is the result of our anticipated 10% tax rate for 2002 plus an adjustment in our prior year tax accrual determined when our tax returns were finalized in September 2002. The effective tax rate was 10% for both comparable periods in 2001.

Other Events

During the third quarter of 2002, the Company repurchased an aggregate of 493,300 of its common shares in open market transactions for an aggregate purchase price of approximately $8.4 million. Following these repurchases, the Board of Directors replenished the Company's authority to repurchase up to $30 million of the Company's shares at the discretion of the Company's Executive Committee.

The Company paid a dividend of $0.30 per share on 31 July 2002 and will pay a dividend of $0.30 per common share on 31 October 2002 to shareholders of record as of 17 October 2002.

In conjunction with this third quarter 2002 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 31 October 2001. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 9:45 a.m.
(EST). Those who are

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

interested in participating in the teleconference should dial 1-800-233-2795 (within the United States) or +785-832-1077 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply access the following:
http://www.firstcallevents.com/service/ajwz366845376gf12.html .

The teleconference will be available for replay from Thursday, 31 October 2002 at 12:00 noon (EST) through 5 p.m. (EST) Friday, 1 November 2002. To access the replay, please dial 1-800-934-2730 (within the United States) or +402-220-1141 (outside the United States). The webcast will be accessible for replay on the Company's website through Thursday, 7 November 2002.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

           (Consolidated Statements of Operations appear on the following pages)

                                      # # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                 For the Three Months Ended                   % Change From
                                       ---------------------------------------------  -----------------------------
                                       Sept. 30, 2002  June 30, 2002  Sept. 30, 2001  June 30, 2002  Sept. 30, 2001
                                       --------------  -------------  --------------  -------------  --------------
Revenue:
  Fees                                   $25,616,124     $29,076,698     $ 28,582,833       (11.90%)    (10.38%)
  Commissions                              8,096,957       6,401,280        8,738,686        26.49%      (7.34%)
  Interest and other                         805,928         914,181        1,080,777       (11.84%)    (25.43%)
                                         -----------     -----------     ------------       ------      ------

                                          34,519,009      36,392,159       38,402,296        (5.15%)    (10.11%)
                                         -----------     -----------     ------------       ------      ------

Expenses:
  Employee compensation and benefits       6,104,193       6,941,787        6,398,189       (12.07%)     (4.59%)
  Fees paid out                            1,685,749       1,988,284          158,043       (15.22%)    966.64%
  Commissions, clearance and trading       1,676,277       1,373,519        1,706,852        22.04%      (1.79%)
  Research and administration (1)          3,925,803       3,770,916        3,100,997         4.11%      26.60%
  Marketing (1)                            1,490,012       1,275,352          623,227        16.83%     139.08%
  Depreciation and amortization            2,055,380       1,981,215        1,898,638         3.74%       8.26%
  Other operating (1)                      1,823,251       2,606,406        2,584,546       (30.05%)    (29.46%)
                                         -----------     -----------     ------------       ------      ------
                                          18,760,665      19,937,479       16,470,492        (5.90%)     13.90%
                                         -----------     -----------     ------------       ------      ------

Income before taxes                       15,758,344      16,454,680       21,931,804        (4.23%)    (28.15%)

Provision for taxes                        1,768,428       1,645,468        2,193,180         7.47%     (19.37%)
                                         -----------     -----------     ------------       ------      ------

Net income                               $13,989,916     $14,809,212     $ 19,738,624        (5.53%)    (29.12%)
                                         ===========     ===========     ============       ======      ======

Earnings per share:

Basic earnings per share                 $      0.32     $      0.34     $       0.46        (5.88%)    (30.43%)
                                         ===========     ===========     ============       ======      ======
Diluted earnings per share               $      0.31     $      0.32     $       0.42        (3.13%)    (26.19%)
                                         ===========     ===========     ============       ======      ======

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                             For the Nine Months Ended Sept. 30,
                                         ------------------------------------------
                                             2002             2001              %
                                         ------------     -------------       -----
Revenue:
  Fees                                   $ 82,979,085     $  89,806,433        (7.60%)
  Commissions                              22,501,051        31,273,486       (28.05%)
  Interest and other                        2,777,962         4,265,079       (34.87%)
                                         ------------     -------------       ------

                                          108,258,098       125,344,998       (13.63%)
                                         ------------     -------------       ------


Expenses:
  Employee compensation and benefits       19,701,313        20,941,449        (5.92%)
  Fees paid out                             5,729,493         3,657,607        56.65%
  Commissions, clearance and trading        4,638,936         5,744,386       (19.24%)
  Research and  administration (1)         10,809,754        10,013,157         7.96%
  Marketing (1)                             3,588,452         1,977,994        81.42%
  Depreciation and amortization             5,984,908         5,557,487         7.69%
  Other operating (1)                       6,369,804         7,643,435       (16.66%)
                                         ------------     -------------       ------
                                           56,822,660        55,535,515         2.32%
                                         ------------     -------------       ------

Income before taxes                        51,435,438        69,809,483       (26.32%)

Provision for taxes                         5,336,137         6,980,948       (23.56%)
                                         ------------     -------------       ------

Net income                               $ 46,099,301     $  62,828,535       (26.63%)
                                         ============     =============       ======

Earnings per share:

Basic earnings per share                 $       1.05     $        1.45       (27.59%)
                                         ============     =============       ======

Diluted earnings per share               $       0.99     $        1.34       (26.12%)
                                         ============     =============       ======

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.